United States
                              Securities and Exchange Commission
                                   Washington, D.C. 20549


                                         SCHEDULE 13D

                          Under the Securities Exchange Act of 1934
                                     (Amendment No. 1)



                        John Hancock Patriot Preferred Dividend Fund
                                     (Name of Issuer)


                                        Common Stock
                               (Title of Class of Securities)


                                         41013J-10-7
                                        (CUSIP Number)



                                  The Commerce Group Inc.
                                       211 Main Street
                                      Webster, MA 01570
                                       (508) 943-9000
                        (Name, Address and Telephone Number of Person
                      Authorized to Receive Notices and Communications)



                                        May 13, 2003
                  (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box:           [X]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
















Page 1 of 6
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CUSIP No.: 41013J-10-7                      THE COMMERCE GROUP, Inc.
                                            SCHEDULE 13D
                                            AMENDMENT NO. 1
                                            MAY 27, 2003




1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

         The Commerce Group Inc.
         ID# 04-2599931

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [  ]
                                                          (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                      [WC]

5        CHECK BOX IF DISCLOSURE OF LEGAL                     [  ]
         PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Massachusetts

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         SOLE VOTING POWER                             2,266,300
         SHARED VOTING POWER                                 0
         SOLE DISPOSITIVE POWER                        2,266,300
         SHARED DISPOSITIVE POWER                            0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,266,300

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    [    ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           31.2%

14.      TYPE OF REPORTING PERSON
          [HC]















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CUSIP No.: 41013J-10-7                      THE COMMERCE GROUP, Inc.
                                            SCHEDULE 13D
                                            AMENDMENT NO. 1
                                            MAY 27, 2003

ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to the shares of beneficial interest (the "Shares"), of John Hancock Patriot Preferred Dividend Fund (the "Fund"), a Massachusetts business trust registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at 101 Huntington Avenue, Boston, MA, 02119-7603.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (f) This Schedule 13D is being filed by The Commerce Group Inc. (the "Reporting Person"), a corporation formed under the laws of Massachusetts. The Reporting Person is a corporation whose principal offices are located at 211 Main Street Webster, MA 01570. No material changes have taken place with respect to director or officer information of the Reporting Person.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The source of the funds used by the Reporting Person to purchase Shares listed in Item 5(a) was working capital. The amount of the funds used to purchase such shares reported in Annex A aggregated approximately $434,661.

ITEM 4.  PURPOSE OF TRANSACTION

     No material change has taken place since the previous filing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Fund's reports with the Securities and Exchange Commission report that 7,257,200 Shares are outstanding. Based upon such number, the Reporting Person beneficially owns 31.2% of the Fund's outstanding Shares.

     (b) The Reporting Person is the beneficial owner (through its insurance subsidiaries as listed below) of 2,266,300 Shares, over which it has sole power of disposition and voting. Such number of Shares represents approximately 31.2% of the outstanding Shares.

                                                 Shares              Cost

   The Commerce Insurance Company               1,998,200        $21,960,700
   American Commerce Insurance Company            248,100          2,765,374
   Commerce West Insurance Company                 20,000            237,675

                  Totals                        2,266,300        $24,963,749

     (c) During the period from December 15, 2000 through May 13, 2003, the Reporting Person has effected the following purchases and sales of Common Stock, all of which were made on the New York Stock Exchange (see attached Annex A). All transactions prior to December 15, 2000 were reported on previous Schedule 13D filings.

     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.

     (e) It is inapplicable to state the date on which the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

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CUSIP No.: 41013J-10-7                      THE COMMERCE GROUP, Inc.
                                            SCHEDULE 13D
                                            AMENDMENT NO. 1
                                            MAY 27, 2003




ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, the transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Annex A   Item 5(c) Information




                                          SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 27, 2003                     THE COMMERCE GROUP INC.









                                          Gerald Fels
                                          Executive Vice President &
                                          Chief Financial Officer















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                                                   ANNEX  A
                                           Item 5 (c) - Information

FROM:  10/31/00 - 05/13/03
PPF         41013J-10-7           JOHN HANCOCK PATRIOT PREFERRED DIVIDEND FUND

COMMERCE INSURANCE COMPANY
    SALES

  TRADE        SETTLEMENT         SHARES           SALE PRICE
  DATE            DATE             SOLD             PER SHARE          CONSIDERATION
04/21/03        04/24/03         13,000             $12.9504           $167,827.32
04/30/03        05/05/03          6,000              12.7110             76,022.43
04/30/03        05/05/03          4,000              12.7110             50,681.62
05/01/03        05/06/03          9,900              12.7048            125,375.63
05/02/03        05/07/03          2,500              12.7011             31,651.26
05/02/03        05/07/03          1,300              12.7011             16,458.66
05/05/03        05/08/03          1,600              12.7044             20,262.08
05/06/03        05/09/03            900              12.7091             11,401.65
05/06/03        05/09/03          2,000              12.7091             25,337.01
05/06/03        05/09/03          2,000              12.7091             25,337.01
05/06/03        05/09/03          5,600              12.7091             70,943.63
05/07/03        05/12/03          1,800              12.7222             22,826.88
05/08/03        05/13/03          5,000              12.7420             63,507.01

COMMERCE SALE TOTALS:            55,600                                $707,632.19

    PURCHASES
  TRADE        SETTLEMENT         SHARES             PRICE              ACQUISITION
  DATE            DATE           PURCHASED         PER SHARE                COST
12/15/00        12/20/00          2,000             $10.3750           $ 20,830.00
12/19/00        12/22/00          2,400              10.5000             25,296.00
12/20/00        12/26/00          1,000              10.6250             10,665.00
12/21/00        12/27/00          5,800              10.7500             62,582.00
12/27/00        01/02/01          5,900              10.9375             64,767.25
02/20/01        02/23/01            200              11.6500              2,338.00
02/20/01        02/23/01          6,000              11.7000             70,440.00
02/21/01        02/26/01          1,800              11.7000             21,132.00
02/21/01        02/26/01            500              11.6500              5,845.00
03/05/01        03/08/01          2,600              11.8500             30,914.00

Page 5 of 6
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                                                         ANNEX  A
                                                Item 5 (c) - Information
                                   JOHN HANCOCK PATRIOT PREFERRED DIVIDEND FUND
                                                   (Continued)

    PURCHASES

  TRADE        SETTLEMENT         SHARES             PRICE              ACQUISITION
  DATE            DATE           PURCHASED         PER SHARE                COST
04/17/01        04/20/01          1,200              11.5500              13,908.00
12/12/01        12/17/01          5,200              12.2000              63,648.00
04/19/02        04/24/02          3,400              12.4000              42,296.00

COMMERCE PURCHASE TOTALS:        38,000                                 $434,661.25

NET COMMERCE SALE TOTAL:         17,600                                 $272,970.94



AMERICAN COMMERCE INSURANCE CO
   SALES

  TRADE        SETTLEMENT         SHARES           SALE PRICE
  DATE            DATE             SOLD             PER SHARE          CONSIDERATION
02/10/03        02/13/03            100             $12.5000            $  1,245.96
04/21/03        04/24/03         21,800              12.9563             281,562.12
04/21/03        04/24/03            300              12.9563               3,874.71
04/21/03        04/24/03          7,700              12.9563              99,450.84
04/21/03        04/24/03          2,200              12.9563              28,414.52
04/22/03        04/25/03            500              12.9500               6,454.69
04/23/03        04/28/03            300              12.8500               3,842.81
05/08/03        05/13/03            100              12.7500               1,270.94
05/09/03        05/14/03          5,000              12.7100              63,347.03
05/12/03        05/15/03          3,300              12.9473              42,592.09
05/13/03        05/16/03         10,600              12.8154             135,412.88

AMERICAN COMMERCE SALE TOTALS:   51,900                                 $667,468.59

NO PURCHASES DURING PERIOD

NET CONSOLIDATED SALE TOTAL:     69,500                                 $940,439.53

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